Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the second and two quarters ended
September 29, 2019 and September 30, 2018
(Unaudited)

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		Second quarter ended		Two quarters ended
	Notes	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
		$	$	$	$

Revenue	4	294.0	230.3	365.1	275.0
Cost of sales	8	133.6	101.8	163.8	117.9
Gross profit		160.4	128.5	201.3	157.1
Selling, general and administrative expenses		73.5	59.9	131.0	105.0
Depreciation and amortization	6, 9, 10	11.5	3.6	22.4	7.0
Operating income		75.4	65.0	47.9	45.1
Net interest and other finance costs	13	5.9	4.1	18.1	7.2
Income before income taxes		69.5	60.9	29.8	37.9
Income tax expense (recovery)		8.9	11.0	(1.4)	6.7
Net income		60.6	49.9	31.2	31.2

Other comprehensive income
Items that will not be reclassified to earnings, net of tax:
Actuarial loss on post-employment obligation		(1.1)	(0.1)	(1.1)	(0.1)
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment		(3.2)	(1.0)	(4.0)	(2.0)
Net gain (loss) on derivatives designated as cash flow hedges		1.7	0.6	5.5	(1.5)
Reclassification of net (gain) loss on cash flow hedges to income		(1.5)	1.5	(0.5)	2.8
Net gain on derivatives designated as a net investment hedge		1.5	1.1	1.4	2.6
Other comprehensive (loss) income		(2.6)	2.1	1.3	1.8
Comprehensive income		58.0	52.0	32.5	33.0

Earnings per share	5
Basic		$0.55	$0.46	$0.29	$0.29
Diluted		$0.55	$0.45	$0.28	$0.28
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 36

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	September 29, 2019	September 30, 2018	March 31, 2019
Assets		$	$	$
Current assets
Cash	19	34.2	32.2	88.6
Trade receivables	7	148.3	114.5	20.4
Inventories	8	365.2	226.2	267.3
Income taxes receivable		5.5	4.7	4.0
Other current assets	17	34.9	28.5	32.9
Total current assets		588.1	406.1	413.2

Deferred income taxes		38.9	14.4	12.2
Right-of-use assets	3, 6	210.5	—	—
Property, plant and equipment	9	102.7	73.1	84.3
Intangible assets	10	157.6	143.1	155.6
Other long-term assets	17	4.6	2.6	7.0
Goodwill		53.1	45.3	53.1
Total assets		1,155.5	684.6	725.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	11, 17	134.5	93.0	110.4
Provisions	12	9.3	7.3	8.1
Income taxes payable		9.3	3.6	18.1
Short-term borrowings	13	17.8	—	—
Lease liabilities	3, 6	32.6	—	—
Total current liabilities		203.5	103.9	136.6

Provisions	12	16.3	11.7	14.7
Deferred income taxes		17.8	15.4	16.7
Revolving facility	13	177.7	124.3	—
Term loan	13	149.3	138.5	145.2
Lease liabilities	3, 6	191.6	—	—
Other long-term liabilities	17	6.5	10.4	13.1
Total liabilities		762.7	404.2	326.3

Shareholders' equity	14	392.8	280.4	399.1
Total liabilities and shareholders' equity		1,155.5	684.6	725.4
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 36

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
(unaudited)
(in millions of Canadian dollars)

		Common Shares			Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$

Balance as at March 31, 2019		1.4	111.2	112.6	9.2	279.7	(2.4)	399.1
IFRS 16 initial application	3	—	—	—	—	(4.9)	—	(4.9)
Normal course issuer bid purchase of subordinate voting shares	14	—	(1.6)	(1.6)	—	(37.1)	—	(38.7)
Exercise of stock options	14	—	1.4	1.4	(0.6)	—	—	0.8
Net income		—	—	—	—	31.2	—	31.2
Other comprehensive income		—	—	—	—	—	1.3	1.3
Recognition of share-based compensation	15	—	—	—	4.0	—	—	4.0
Balance as at September 29, 2019		1.4	111.0	112.4	12.6	268.9	(1.1)	392.8

Balance as at March 31, 2018		1.9	104.2	106.1	4.5	136.1	(3.1)	243.6
Convert multiple voting shares to subordinate voting shares	14	(0.3)	0.3	—	—	—	—	—
Exercise of stock options	14	—	3.4	3.4	(1.2)	—	—	2.2
Net income		—	—	—	—	31.2	—	31.2
Other comprehensive income		—	—	—	—	—	1.8	1.8
Recognition of share-based compensation	15	—	—	—	1.6	—	—	1.6
Balance as at September 30, 2018		1.6	107.9	109.5	4.9	167.3	(1.3)	280.4
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 36

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		Second quarter ended		Two quarters ended
	Notes	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		60.6	49.9	31.2	31.2
Items not affecting cash:
Depreciation and amortization	6, 9, 10	14.1	4.5	27.4	8.9
Income tax expense (recovery)		8.9	11.0	(1.4)	6.7
Interest expense		6.0	4.1	11.0	7.1
Foreign exchange (gain) loss		(0.2)	0.7	(4.6)	(0.5)
Acceleration of unamortized costs on debt extinguishment	13	—	—	7.0	—
Loss on disposal of assets		—	—	0.2	—
Share-based compensation	15	2.1	1.2	4.0	1.6
		91.5	71.4	74.8	55.0
Changes in non-cash operating items	19	(77.1)	(79.8)	(211.7)	(191.4)
Income taxes paid		(9.8)	(6.3)	(34.4)	(30.6)
Interest paid		(5.3)	(3.0)	(9.7)	(5.2)
Net cash used in operating activities		(0.7)	(17.7)	(181.0)	(172.2)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	9	(16.4)	(7.0)	(17.7)	(9.1)
Investment in intangible assets	10	(4.2)	(5.2)	(8.1)	(8.0)
Net cash used in investing activities		(20.6)	(12.2)	(25.8)	(17.1)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings	13	34.5	46.4	196.8	124.9
Transaction costs on financing activities	13	—	—	(2.0)	—
Subordinate voting shares purchased for cancellation	14	—	—	(38.7)	—
Principal paid on lease liabilities	6	(4.6)	—	(9.6)	—
Settlement of term loan derivative contracts	17	—	—	4.6	—
Exercise of stock options	15	0.5	1.4	0.8	2.2
Net cash from financing activities		30.4	47.8	151.9	127.1
Effects of foreign currency exchange rate changes on cash		0.1	(0.3)	0.5	(0.9)
Increase (decrease) in cash		9.2	17.6	(54.4)	(63.1)

Cash, beginning of period		25.0	14.6	88.6	95.3
Cash, end of period		34.2	32.2	34.2	32.2
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell premium outdoor apparel for men, women, youth, children, and babies. The Company’s apparel collections include various styles of parkas, lightweight down jackets, rainwear, windwear, knitwear, footwear and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 250 Bowie Avenue, Toronto, Canada M6E 4Y2. The use of the terms “Canada Goose”, “we”, “us” and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC, DTR (CG) Limited Partnership, and DTR (CG) II Limited Partnership (collectively “DTR”), entities indirectly controlled by the President and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 46.5% of the total shares outstanding as at September 29, 2019, or 89.7% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 53.5% of the total shares outstanding as at September 29, 2019, or 10.3% of the combined voting power of the total voting shares outstanding.
Change in fiscal period
Effective April 1, 2019, the Company changed its fiscal year from a calendar basis of twelve months ended March 31 to a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. The additional week in a 53-week fiscal year is added to the fourth quarter. The Company's first 53-week fiscal year will occur in 2022. The 2020 fiscal year comprises four fiscal quarters ending on June 30, 2019, September 29, 2019, December 29, 2019 and March 29, 2020. The Company has not adjusted financial results for quarters prior to fiscal 2020. In these Interim Financial Statements, the term "second quarter ended September 29, 2019" refers to the 13 week period ended September 29, 2019 (91 days) and the term "second quarter ended September 30, 2018" refers to the three months ended September 30, 2018 (92 days). The term "two quarters ended September 29, 2019" refers to the 26 week period ended September 29, 2019 (182 days) and the term "two quarters ended September 30, 2018" refers to the six months ended September 30, 2018 (183 days).
Operating Segments
The Company classifies its business in two operating and reportable segments: Direct-to-Consumer and Wholesale. The Direct-to-Consumer business comprises sales through country-specific e-commerce platforms and its Company-owned retail stores located in luxury shopping locations.
The Wholesale business comprises sales made to a mix of functional and fashionable retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors.
Financial information for the two reportable operating segments is included in note 3 and 4.

Canada Goose Holdings Inc.	Page 5 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Seasonality
We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our Direct-to-Consumer revenue and operating income in our third and fourth quarters of the fiscal year and wholesale revenue and operating income for the year during our second and third quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Working capital requirements typically increase during the first and second quarters of the fiscal year as inventory builds to support peak shipping and selling periods and typically decrease during the third and fourth quarters of the fiscal year as inventory is sold and trade receivables are converted to cash. After retail stores are opened, operating costs in our Direct-to-Consumer channel are consistent over the year while revenue and related cash collections fluctuate. Borrowings on our revolving facility have historically increased in the first and second quarters and are repaid in the third quarter of the fiscal year. Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to the timing of collection of revenue in the Direct-to-Consumer channel and Wholesale trade receivables during that period and increased cash inflows from the peak selling season.
Note 2.    Significant accounting policies
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Company's Interim Financial Statements and is normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), is provided in these notes. These Interim Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2019. These Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the annual consolidated financial statements, except as noted below.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on November 12, 2019.
Basis of presentation
The significant accounting policies and critical accounting estimates and judgments as disclosed in the Company’s March 31, 2019 annual consolidated financial statements have been applied consistently in the preparation of these Interim Financial Statements, except for the adoption of IFRS 16, Leases ("IFRS 16") effective April 1, 2019, as noted below. The Company elected the modified retrospective approach on adoption of the standard, and has not restated prior periods. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
Change in functional currency of subsidiary
Each entity within the Company determines its functional currency based on the primary economic environment in which the entity operates. Once an entity's functional currency is determined, it is not changed unless there is a change to the underlying transactions, events and conditions that determine the entity's primary economic environment.

Canada Goose Holdings Inc.	Page 6 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Through the period ending March 31, 2019, the functional currency of Canada Goose US, Inc., the operating subsidiary in the United States, was determined to be Canadian dollars because its wholesale operations were carried out as an extension of the business of the Canadian parent and were therefore integrated with the Canadian operations.
The US subsidiary is responsible for all of the Company's Direct-to-Consumer and Wholesale operations in the United States, which now include substantial retail operations, assets and related lease financing. The Company reassessed the functional currency of the US subsidiary in light of the change in circumstances and determined that is no longer an integral foreign operation and that the primary economic environment in which it operates is the United States; as a result, the functional currency of the US subsidiary was changed from Canadian dollars to US dollars, effective April 1, 2019. The change was made on a prospective basis.
Principles of consolidation
The Interim Financial Statements include the accounts and results of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.
Standards issued and adopted
Leases
In January 2016, the IASB issued IFRS 16, replacing IAS 17, Leases ("IAS 17") and related interpretations. The standard provides a new framework for lessee accounting that requires substantially all assets obtained through operating leases to be capitalized and a corresponding liability to be recorded. The new standard seeks to provide a more complete picture of a company’s leased assets and related liabilities and create greater comparability between companies who lease assets and those who purchase assets. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively. The standard permits the application of various transition options and practical expedients on initial adoption, and the more significant choices are described in note 3, including the impact on adoption of the standard.
Standards issued and not yet adopted
The IASB has not issued any significant new standards, amendments, and interpretations to existing IFRS standards that are expected to impact the Company since the standards described in the most recent annual financial statements for the year ended March 31, 2019. The Company continues to monitor future IFRS changes proposed by the IASB that may have an impact on the results of the Company.
Note 3.    Changes in accounting policies
The Company adopted IFRS 16 on April 1, 2019 using the modified retrospective approach with the cumulative effects of initial application recorded in opening retained earnings and no restatement of prior period financial information. Under the modified retrospective approach, the Company measured the right-of-use asset at the carrying value as if the standard had been applied since the commencement date of the lease (typically the possession date), but using the discount rate at the date of initial application.
The Company determined the discount rate at the time of initial adoption to be its incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates.

Canada Goose Holdings Inc.	Page 7 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Substantially all of the Company’s leases are real estate leases for retail stores, manufacturing facilities and corporate offices. The Company recognized right-of-use assets and lease liabilities for its leases except as permitted by recognition exemptions in the standard for short-term leases with terms of twelve months or less and leases of low-value assets. The depreciation expense on right-of-use assets and interest expense on lease liabilities replaced rent expense, which was previously recognized on a straight-line basis under IAS 17 over the lease term.
In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	the Company has applied a single discount rate to a portfolio of leases with reasonably similar underlying characteristics;

•
the Company has excluded initial direct costs in the measurement of the right-of-use asset on initial application except to the extent that costs, such as lease rights, were recognized under the previous standard;

•	the Company has accounted for leases with a remaining term of less than twelve months as at March 31, 2019 as short-term leases; and

•	the Company has used hindsight in determining the lease term where the lease contain options to extend or terminate the lease.
On the date of initial application, the impact of adopting IFRS 16 on the Company’s consolidated balance sheet as at April 1, 2019 was as follows:

Condensed Financial Position Information
Increase (decrease)
	As previously reported, March 31, 2019	IFRS 16 initial application	Reclassification of initial direct costs	Income tax	Balance as at April 1, 2019 - IFRS 16
Assets	$	$	$	$	$
Current assets
Other current assets	32.9	(0.9)	—	—	32.0

Deferred income taxes	12.2	—	—	1.2	13.4
Right-of-use assets	—	136.6	5.5	—	142.1
Intangible assets	155.6	—	(5.5)	—	150.1

Liabilities
Current liabilities
Lease liabilities	—	19.2	—	—	19.2

Deferred income taxes	16.7	—	—	(0.5)	16.2
Lease liabilities	—	131.6	—	—	131.6
Other long-term liabilities	13.1	(8.5)	—	—	4.6

Shareholders' equity
Retained earnings	279.7	(6.6)	—	1.7	274.8

Canada Goose Holdings Inc.	Page 8 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

The Company applied the requirements of IAS 36, Impairment of assets as at April 1, 2019 on the right-of-use assets and concluded there was no impairment.
The Company used its incremental borrowing rates as at April 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 4.28%. The weighted average lease term remaining as at April 1, 2019 was approximately 8 years.
The following table reconciles the lease liabilities recognized on April 1, 2019 and the operating lease commitments disclosed under IAS 17 as at March 31, 2019 discounted using the incremental borrowing rate as at the date of initial application:

$
Operating lease commitment as at March 31, 2019	253.4
Operating leases	(3.1)
Leases committed not yet commenced	(71.5)
Undiscounted lease payments	178.8
Discount at incremental borrowing rate	(28.0)
Lease liabilities recognized as at April 1, 2019	150.8

Current lease liabilities	19.2
Non-current lease liabilities	131.6
Total lease liabilities	150.8
The adoption of IFRS 16 does not impact the Company's ability to comply with its financial and non-financial covenants as the covenants are calculated as at and during the reporting period in accordance with existing lease guidance applicable at the date of the agreement. As a result of adopting IFRS 16, the Company updated its accounting policies as set out below:
Leases
The Company recognizes a right-of-use asset and a lease liability based on the present value of the future lease payments at the commencement date. The commencement date is when the lessor makes the leased asset available for use by the Company, typically the possession date. The discount rate used in the present value calculation for lease payments is the incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The lease term is determined as the non-cancellable periods of a lease, together with periods covered by a renewal option if the Company is reasonably certain to exercise that option and a termination option if the Company is reasonably certain not to exercise that option.
Lease payments for short-term leases with a term of twelve months or less and leases of low-value assets are treated as operating leases, with rent expense recognized in cost of sales or selling, general and administrative expenses on a straight-line or other systematic basis.
Lease liabilities
Lease liabilities are measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rates, and include the fixed payments, variable lease payments that depend on an index or a rate, less any lease incentives receivable. Subsequent to initial measurement, the Company measures lease liabilities at amortized cost using the effective interest

Canada Goose Holdings Inc.	Page 9 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

rate method. Lease liabilities are remeasured when there are changes to the lease payments, a change in lease term, a change in the assessment of an option to purchase the underlying asset, a change in expected residual value guarantee, or a change in future lease payments due to a change in index or rate tied to the payment.
Right-of-use assets
Right-of-use assets are measured at the initial amount of the lease liabilities, lease payments made at or before the commencement date less any lease incentives received, initial direct costs, if any, and decommissioning costs to restore the site to the condition required by the terms and conditions of the lease. Subsequent to initial measurement, the Company applies the cost model to the right-of-use assets and measures the asset at cost less any accumulated depreciation, accumulated impairment losses in accordance with IAS 36, and any remeasurements of the lease liabilities. Assets are depreciated from the commencement date on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.
Segment information
The adoption of IFRS 16 resulted in the Company adjusting its internal financial information used by the chief operating decision maker. Specifically, the change from rent expense, recorded on a straight-line basis in selling, general and administrative expense, to depreciation on right-of-use assets and interest expense on lease liabilities required a different measurement of segment operating income. As a result, expenses in the Company's operating segments now include depreciation and amortization on assets, including right-of-use assets in the current year, used in those segments. Prior to the first quarter of fiscal 2020 depreciation and amortization was not allocated to the Company's operating segments. Prior period operating income by segment has been restated to include depreciation and amortization to conform with the presentation adopted in the current year.
In applying the IFRS 16 standard, the following judgments and key sources of estimation uncertainty have an impact on the amounts recognized in the consolidated financial statements.
Judgments Made in Relation to Accounting Policies Applied: The Company exercises judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. The Company considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option, at inception and over the term of the lease, including investments in major leaseholds, operating performance and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if the Company is reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term and any changes in the estimate of lease terms may have a material impact on the Company’s statement of financial position.
Key Sources of Estimation: The critical assumptions and estimates used in determining the present value of future lease payments requires the Company to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets. Management determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.

Canada Goose Holdings Inc.	Page 10 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Note 4.    Segment information
The Company has two reportable operating segments: Direct-to-Consumer and Wholesale. The Company measures each reportable operating segment’s performance based on revenue and segment operating income, which is the profit metric utilized by the Company's chief operating decision maker, who is the President and Chief Executive Officer, for assessing the performance of operating segments. Neither reportable operating segment is reliant on any single external customer. Selling, general and administrative expenses not directly associated with the Direct-to-Consumer or Wholesale segments (unallocated) relate to the cost of marketing expenditures to build brand awareness across all segments, corporate costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations.
The Company does not report total assets or total liabilities based on its reportable operating segments.

	For the second quarter ended September 29, 2019
	Direct-to-Consumer	Wholesale	Unallocated	Total
	$	$	$	$
Revenue	74.2	219.8	—	294.0
Cost of sales	18.1	115.5	—	133.6
Gross profit	56.1	104.3	—	160.4
Selling, general and administrative expenses	17.5	12.8	43.2	73.5
Depreciation and amortization	8.6	0.6	2.3	11.5
Operating income	30.0	90.9	(45.5)	75.4
Net interest and other finance costs				5.9
Income before income taxes				69.5

	For the second quarter ended September 30, 2018
	Direct-to-Consumer	Wholesale	Unallocated	Total
	$	$	$	$
Revenue	50.4	179.9	—	230.3
Cost of sales	12.5	89.3	—	101.8
Gross profit	37.9	90.6	—	128.5
Selling, general and administrative expenses	15.5	10.2	34.2	59.9
Depreciation and amortization	1.4	0.4	1.8	3.6
Operating income	21.0	80.0	(36.0)	65.0
Net interest and other finance costs				4.1
Income before income taxes				60.9

Canada Goose Holdings Inc.	Page 11 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	For the two quarters ended September 29, 2019
	Direct-to-Consumer	Wholesale	Unallocated	Total
	$	$	$	$
Revenue	109.0	256.1	—	365.1
Cost of sales	26.9	136.9	—	163.8
Gross profit	82.1	119.2	—	201.3
Selling, general and administrative expenses	29.0	21.9	80.1	131.0
Depreciation and amortization	16.6	1.4	4.4	22.4
Operating income	36.5	95.9	(84.5)	47.9
Net interest and other finance costs				18.1
Income before income taxes				29.8

	For the two quarters ended September 30, 2018
	Direct-to-Consumer	Wholesale	Unallocated	Total
	$	$	$	$
Revenue	73.6	201.4	—	275.0
Cost of sales	18.0	99.9	—	117.9
Gross profit	55.6	101.5	—	157.1
Selling, general and administrative expenses	26.9	18.0	60.1	105.0
Depreciation and amortization	2.9	0.8	3.3	7.0
Operating income	25.8	82.7	(63.4)	45.1
Net interest and other finance costs				7.2
Income before income taxes				37.9
The Company has changed its measure of segment operating income to include depreciation and amortization on assets, including right-of-use assets in the current period, used in those segments. Prior to the first quarter of fiscal 2020, depreciation and amortization were not allocated to the Company's operating segments. In addition, certain selling, general and administrative expenses have been allocated to better align with the operating segment to which they relate. Prior period operating income by segment has been restated to include depreciation and amortization and to conform with the presentation adopted in the current year.

Canada Goose Holdings Inc.	Page 12 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	For the second quarter ended		For the two quarters ended
Revenue by geography	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
	$	$	$	$
Canada	91.2	70.2	120.4	91.0
United States	87.9	62.9	101.1	74.3
Asia	48.9	26.6	67.0	33.2
Europe and Rest of World	66.0	70.6	76.6	76.5
	294.0	230.3	365.1	275.0
Note 5.     Earnings per share
Basic earnings per share amounts are calculated by dividing net income for the period attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing the net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares, if any, that would be issued on exercise of stock options and restricted share units ("RSU") (note 15).

	For the second quarter ended		For the two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018

Net income	$60.6	$49.9	$31.2	$31.2

Weighted average number of multiple and subordinate voting shares outstanding	109,539,715	109,320,152	109,239,463	108,992,125
Weighted average number of shares on exercise of stock options and RSUs	1,291,317	2,515,940	1,435,931	2,799,630
Diluted weighted average number of multiple and subordinate voting shares outstanding	110,831,032	111,836,092	110,675,394	111,791,755
Earnings per share
Basic	$0.55	$0.46	$0.29	$0.29
Diluted	$0.55	$0.45	$0.28	$0.28

Canada Goose Holdings Inc.	Page 13 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Note 6.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 31, 2019	—	—	—	—
Initial application of IFRS 16 (note 3)	97.0	27.2	12.4	136.6
Reclassification of initial direct costs (note 3 and 10)	5.5	—	—	5.5
Additions	71.6	3.6	2.9	78.1
Lease extensions and others	3.4	2.7	—	6.1
September 29, 2019	177.5	33.5	15.3	226.3

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Accumulated depreciation
March 31, 2019	—	—	—	—
Depreciation	12.3	2.2	1.3	15.8
September 29, 2019	12.3	2.2	1.3	15.8

Net book value
March 31, 2019	—	—	—	—
September 29, 2019	165.2	31.3	14.0	210.5

Canada Goose Holdings Inc.	Page 14 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Lease liabilities
The following table presents the changes in the Company's lease liabilities:

	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 31, 2019	—	—	—	—
Initial application of IFRS 16 (note 3)	107.8	29.4	13.6	150.8
Additions	70.4	3.6	2.9	76.9
Lease extensions and others	3.4	2.7	—	6.1
Principal payments	(6.8)	(1.9)	(0.9)	(9.6)
September 29, 2019	174.8	33.8	15.6	224.2

Current lease liabilities	25.5	4.3	2.8	32.6
Non-current lease liabilities	149.3	29.5	12.8	191.6
September 29, 2019	174.8	33.8	15.6	224.2
Leases of low-value assets and short-term leases are accounted for as operating leases, and related straight-line rent expense is included in the statement of income. Rent expense comprise the following:

	For the second quarter ended		For the two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
	$	$	$	$
Variable rent	1.9	1.0	2.5	1.3
Operating leases	0.4	5.8	0.7	10.7
	2.3	6.8	3.2	12.0
Note 7.    Trade receivables

	September 29, 2019	September 30, 2018	March 31, 2019
	$	$	$
Trade accounts receivable	140.5	112.7	19.7
Credit card receivables	9.0	2.6	1.6
	149.5	115.3	21.3
Less: expected credit loss and sales allowances	(1.2)	(0.8)	(0.9)
Trade receivables, net	148.3	114.5	20.4

Canada Goose Holdings Inc.	Page 15 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Customer deposits are received in advance from certain customers for seasonal orders and applied to reduce accounts receivable when goods are shipped. As at September 29, 2019, customer deposits of $14.7 (September 30, 2018 - $4.6, March 31, 2019 - $0.3) are included in accounts payable and accrued liabilities.
The aging of trade receivables is as follows:

					Past due
	Total	Current	< 30 days	31-60 days	> 60 days
	$	$	$	$	$
Trade accounts receivable	140.5	119.3	17.8	2.2	1.2
Credit card receivables	9.0	9.0	—	—	—
September 29, 2019	149.5	128.3	17.8	2.2	1.2

Trade accounts receivable	112.7	96.5	13.3	2.1	0.8
Credit card receivables	2.6	2.6	—	—	—
September 30, 2018	115.3	99.1	13.3	2.1	0.8

Trade accounts receivable	19.7	12.9	4.7	0.5	1.6
Credit card receivables	1.6	1.6	—	—	—
March 31, 2019	21.3	14.5	4.7	0.5	1.6
The Company has entered into an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated customers subject to a total deductible of less than $0.1, to a maximum of $30.0 per year. As at September 29, 2019, accounts receivable totaling approximately $110.4 (September 30, 2018 - $102.2, March 31, 2019 - $14.1), were insured under this agreement, representing 78.9% of trade accounts receivable (September 30, 2018 - 90.7%, March 31, 2019 - 87.8%).
Note 8.     Inventories

	September 29, 2019	September 30, 2018	March 31, 2019
	$	$	$
Raw materials	61.3	40.6	45.7
Work in progress	18.0	12.5	19.0
Finished goods	285.9	173.1	202.6
Total inventories at the lower of cost and net realizable value	365.2	226.2	267.3
Inventories are carried at the lower of cost and net realizable value. In estimating net realizable value, the Company estimates obsolescence and product loss incurred since the last inventory count (“shrinkage”), based on historical experience. Included in inventory as at September 29, 2019 are provisions for obsolescence and inventory shrinkage in the amount of $15.7 (September 30, 2018 - $15.3, March 31, 2019 - $16.5).

Canada Goose Holdings Inc.	Page 16 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Amounts charged to cost of sales comprise the following:

	For the second quarter ended		For the two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
	$	$	$	$
Cost of goods manufactured	131.0	100.9	158.8	116.0
Depreciation and amortization	2.6	0.9	5.0	1.9
	133.6	101.8	163.8	117.9
Note 9.    Property, plant and equipment
The following table presents changes in the cost and accumulated depreciation of the Company’s property, plant and equipment:

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Cost	$	$	$	$	$	$	$
March 31, 2019	22.3	5.4	54.8	7.6	20.3	0.7	111.1
Additions	3.7	0.6	5.6	0.8	2.5	13.1	26.3
Disposals	(0.2)	—	—	—	—	—	(0.2)
Transfers	0.6	0.1	3.6	0.1	1.1	(5.5)	—
September 29, 2019	26.4	6.1	64.0	8.5	23.9	8.3	137.2

March 31, 2018	12.3	4.9	41.3	5.6	11.3	0.4	75.8
Additions	4.0	0.1	5.0	1.1	0.9	7.0	18.1
Transfers	0.5	—	2.9	—	—	(3.4)	—
September 30, 2018	16.8	5.0	49.2	6.7	12.2	4.0	93.9

	Plant equipment	Computer equipment	Leasehold improvements	Show displays	Furniture and fixtures	In progress	Total
Accumulated depreciation	$	$	$	$	$	$	$
March 31, 2019	4.1	3.0	11.3	4.0	4.4	—	26.8
Depreciation	1.1	0.5	3.5	0.8	1.8	—	7.7
September 29, 2019	5.2	3.5	14.8	4.8	6.2	—	34.5

March 31, 2018	2.4	2.2	7.2	2.5	1.3	—	15.6
Depreciation	0.7	0.5	2.1	0.7	1.2	—	5.2
September 30, 2018	3.1	2.7	9.3	3.2	2.5	—	20.8

Net book value
September 29, 2019	21.2	2.6	49.2	3.7	17.7	8.3	102.7
September 30, 2018	13.7	2.3	39.9	3.5	9.7	4.0	73.1
March 31, 2019	18.2	2.4	43.5	3.6	15.9	0.7	84.3

Canada Goose Holdings Inc.	Page 17 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Note 10.    Intangible assets
Intangible assets comprise the following:

	September 29, 2019	September 30, 2018	March 31, 2019
	$	$	$
Intangible assets with finite lives	41.8	29.8	39.8
Intangible assets with indefinite lives:
Brand names	115.5	113.0	115.5
Domain name	0.3	0.3	0.3
	157.6	143.1	155.6

Canada Goose Holdings Inc.	Page 18 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

The following table presents the changes in cost and accumulated amortization of the Company’s intangible assets with finite lives:

	Intangible assets with finite lives
	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Cost	$	$	$	$	$	$
March 31, 2019	12.8	13.9	6.7	9.0	15.2	57.6
Additions	0.1	0.6	—	—	10.5	11.2
IFRS 16 initial direct costs (notes 3 and 6)	—	—	(6.7)	—	—	(6.7)
Transfers	11.3	—	—	—	(11.3)	—
September 29, 2019	24.2	14.5	—	9.0	14.4	62.1

March 31, 2018	4.3	11.8	6.2	3.9	5.8	32.0
Additions	2.9	0.6	—	—	6.5	10.0
Transfers	5.2	0.7	—	—	(5.9)	—
September 30, 2018	12.4	13.1	6.2	3.9	6.4	42.0

	ERP software	Computer software	Lease rights	Intellectual property	In progress	Total
Accumulated amortization	$	$	$	$	$	$
March 31, 2019	5.6	7.1	1.2	3.9	—	17.8
Amortization	1.6	1.3	—	0.8	—	3.7
IFRS 16 initial direct costs (notes 3 and 6)	—	—	(1.2)	—	—	(1.2)
September 29, 2019	7.2	8.4	—	4.7	—	20.3

March 31, 2018	1.4	4.4	0.5	2.2	—	8.5
Amortization	1.7	1.2	0.3	0.5	—	3.7
September 30, 2018	3.1	5.6	0.8	2.7	—	12.2

Net book value
September 29, 2019	17.0	6.1	—	4.3	14.4	41.8
September 30, 2018	9.3	7.5	5.4	1.2	6.4	29.8
March 31, 2019	7.2	6.8	5.5	5.1	15.2	39.8
Intellectual property consists of product development costs, acquired technology, and patents and trademarks.

Canada Goose Holdings Inc.	Page 19 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Note 11.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

	September 29, 2019	September 30, 2018	March 31, 2019
	$	$	$
Trade payables	41.0	35.1	46.5
Accrued liabilities	53.3	26.5	37.1
Employee benefits	18.2	12.1	22.3
Other payables	22.0	19.3	4.5
Accounts payable and accrued liabilities	134.5	93.0	110.4
Note 12.    Provisions
Provisions consist primarily of amounts recorded with respect to customer warranty obligations, terminations of sales agents and distributors, sales returns, and asset retirement obligations.
The provision for warranty claims represents the present value of management's best estimate of the future outflow of economic resources that will be required to meet the Company's obligations for warranties upon sale of goods, which may include repair or replacement of previously sold products. The estimate has been made on the basis of historical warranty trends and may vary as a result of new materials, altered manufacturing processes, customer behaviour and expectations, or other events affecting product quality and production.
The sales contract provision relates to management’s estimated cost of the departure of certain third-party dealers and distributors.
Sales returns relate primarily to goods sold through the Direct-to-Consumer sales channel which have a limited right of return (typically within 30 days), or exchange only, in certain jurisdictions.

Canada Goose Holdings Inc.	Page 20 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Provisions are classified as current and non-current liabilities based on management's expectations of the timing of settlement, as follows:

	Warranty	Sales contracts	Sales returns	Asset retirement obligations	Total
	$	$	$	$	$
Current provisions	1.5	—	7.8	—	9.3
Non-current provisions	10.3	3.0	—	3.0	16.3
September 29, 2019	11.8	3.0	7.8	3.0	25.6

Current provisions	2.7	—	4.6	—	7.3
Non-current provisions	7.2	3.0	—	1.5	11.7
September 30, 2018	9.9	3.0	4.6	1.5	19.0

Current provisions	3.1	—	5.0	—	8.1
Non-current provisions	9.2	3.0	—	2.5	14.7
March 31, 2019	12.3	3.0	5.0	2.5	22.8
Note 13.     Borrowings
Short-term borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0. The term of each draw on the loan will be one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at September 29, 2019, $17.8 (RMB 95.9) was outstanding.
Amendments to long-term debt agreements
On May 10, 2019, the Company entered into agreements with its lenders to amend the terms of its revolving facility and term loan. The amendment to the revolving facility increased the credit commitment amount to $300.0 with a seasonal increase of up to $350.0 during the peak season (June 1 through November 30) and extended the maturity date from June 3, 2021 to June 3, 2024. The amendment to the term loan decreased the interest rate from LIBOR plus 4.00% to LIBOR plus 3.50%, and extended the maturity date from December 2, 2021 to December 2, 2024.
Revolving facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving facility in the amount of $300.0 with an increase in commitments to $350.0 during the peak season (June 1 - November 30) (prior to the amendment - $200.0 with an increase in commitments to $250.0 during the peak season). The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0, with a $5.0 sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British Pounds Sterling, and a swingline commitment for $25.0. Amounts owing under the revolving facility can be

Canada Goose Holdings Inc.	Page 21 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

drawn in Canadian dollars, U.S. dollars, euros, British Pounds Sterling or other currencies. The revolving facility matures on June 3, 2024. Amounts owing under the revolving facility may be borrowed, repaid and re-borrowed for general corporate purposes.
The revolving facility has multiple interest rate charge options that are based on the Canadian prime rate, Banker's Acceptance rate, the lenders' Alternate Base Rate, European Base Rate, LIBOR rate, or EURIBOR rate plus an applicable margin, with interest payable quarterly or at the end of the then current interest period (whichever is earlier). The Company has pledged substantially all of its assets as collateral for the revolving facility. The revolving facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the fiscal periods ended September 29, 2019, September 30, 2018, and March 31, 2019, the Company was in compliance with all covenants.
The Company incurred transaction costs of $0.6 in connection with the amendment to the revolving facility. Total deferred transaction costs will be amortized over the extended term to maturity of the facility.
The amount outstanding with respect to the revolving facility is summarized as follows:

	September 29, 2019	September 30, 2018	March 31, 2019
	$	$	$
Revolving facility	179.4	125.8	—
Less: deferred transaction costs	(1.7)	(1.5)	—
	177.7	124.3	—
As at March 31, 2019, the Company had repaid all amounts owing on the revolving facility and related deferred financing charges in the amounts of $1.2 were included in other long-term liabilities. The Company has unused borrowing capacity available under the revolving facility of $164.5 as at September 29, 2019 (September 30, 2018 - $123.3, March 31, 2019 - $165.5).
As at September 29, 2019, the Company had letters of credit outstanding under the revolving facility of $6.1 (September 30, 2018 - $0.9, March 31, 2019 - $1.2). In addition to the letters of credit outstanding under the revolving facility, a subsidiary of the Company entered into a guarantee arrangement in the amount of HKD13.9 in connection with a retail lease agreement in Greater China. The subsidiary will reimburse the issuing bank for amounts drawn on the guarantee. As at September 29, 2019, no amounts have been drawn.
Term loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the revolving facility, with an aggregate principal amount owing as at September 29, 2019 of $150.7 (US$113.8). The term loan bears interest at a rate of LIBOR plus an applicable margin of 3.50% (prior to the amendment - LIBOR plus an applicable margin of 4.00%, provided that LIBOR may not be less than 1.00%), payable monthly in arrears. The term loan matures on December 2, 2024. Amounts owing under the term loan may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. The Company has pledged substantially all of its assets as collateral for the term loan. The term loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the fiscal periods ended September 29, 2019, September 30, 2018, and March 31, 2019, the Company was in compliance with all covenants.

Canada Goose Holdings Inc.	Page 22 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

The Company determined that the amendments to the term loan are equivalent to a prepayment at no cost of the original term loan and the origination of the amended term loan at market conditions. The Company has accounted for the amendments to the term loan agreement as a debt extinguishment and re-borrowing of the loan amount. The existing term loan in the amount of $151.7 (US$113.8) and related unamortized costs of $7.0 have been derecognized. The acceleration of unamortized costs are included in net interest and other finance costs in the statement of income.
The Company incurred transaction costs of $1.4 in connection with the amendment to the term loan, which will be amortized over the new term to maturity using the effective interest rate method.
As the term loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the term loan is as follows:

	September 29, 2019	September 30, 2018	March 31, 2019
	$	$	$
Term loan	150.7	146.8	152.4
Less unamortized portion of:
Original issue discount	—	(2.7)	(2.4)
Deferred transaction costs	(1.4)	(1.1)	(0.9)
Embedded derivative	—	(0.6)	(0.5)
Revaluation for interest rate modification	—	(3.9)	(3.4)
	149.3	138.5	145.2
Hedging transactions on term loan
The Company entered into derivative transactions to hedge a portion of its exposure to foreign currency exchange risk and interest rate risk related to the term loan denominated in U.S. dollars. The designated hedge transactions remained effective after the amendment to the term loan agreement. Nevertheless, on June 12, 2019, the Company terminated its existing derivative contracts and entered into new derivative transactions to better align with the amended interest rate and term to maturity of the term loan.
The Company entered into a cross-currency swap by selling $93.0, $70.0 in equivalent U.S. dollars, floating rate debt bearing interest at LIBOR plus 3.50% as measured on the trade date, and receiving $93.0 fixed rate debt bearing interest at a rate of 5.02%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $93.0 fixed rate debt bearing interest at a rate of 5.02% and receiving $93.0, or €61.8 in equivalent euro-denominated fixed rate debt bearing interest at a rate of 3.19%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive

Canada Goose Holdings Inc.	Page 23 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

income are reclassified to net income in the period when the foreign operation is disposed of or sold.
The Company also entered into a long-dated forward exchange contract to buy $39.6, or $30.0 in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on a portion of the term loan borrowings over the revised term to maturity (December 2, 2024). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
Net interest and other finance costs
Net interest and other finance costs consist of the following:

	For the second quarter ended		For the two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
	$	$	$	$
Interest expense
Revolving facility	1.8	1.2	2.3	1.5
Term loan	1.9	2.9	4.4	5.7
Lease liabilities	2.1	—	4.2	—
Standby fees	0.1	0.1	0.3	0.2
Acceleration of unamortized costs on debt extinguishment	—	—	7.0	—
Interest expense and other finance costs	5.9	4.2	18.2	7.4
Interest income	—	(0.1)	(0.1)	(0.2)
Net interest and other finance costs	5.9	4.1	18.1	7.2
Note 14.     Shareholders' equity
The authorized and issued share capital of the Company are as follows:
Authorized
The authorized share capital of the Company consists of an unlimited number of subordinate voting shares without par value, an unlimited number of multiple voting shares without par value, and an unlimited number of preferred shares without par value, issuable in series.

Canada Goose Holdings Inc.	Page 24 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Issued
Multiple voting shares - Holders of the multiple voting shares are entitled to 10 votes per multiple voting share. Multiple voting shares are convertible at any time at the option of the holder into one subordinate voting share. The multiple voting shares will automatically be converted into subordinate voting shares when they cease to be owned by one of the principal shareholders. In addition, the multiple voting shares of either of the principal shareholders will automatically be converted to subordinate voting shares at such time as the beneficial ownership of that shareholder falls below 15% of the outstanding subordinate voting shares and multiple voting shares outstanding, or additionally, in the case of DTR, when the President and Chief Executive Officer no longer serves as a director of the Company or in a senior management position.
Subordinate voting shares - Holders of the subordinate voting shares are entitled to one vote per subordinate voting share.
The rights of the subordinate voting shares and the multiple voting shares are substantially identical, except for voting and conversion. Subject to the prior rights of any preferred shares, the holders of subordinate and multiple voting shares participate equally in any dividends declared and share equally in any distribution of assets on liquidation, dissolution, or winding up.
Share capital transactions for the two quarters ended September 29, 2019
Normal course issuer bid
The Board of Directors has authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 1,600,000 subordinate voting shares over the 12-month period from May 31, 2019 to May 30, 2020. Purchased subordinate voting shares will be cancelled.
During the two quarters ended September 29, 2019, the Company purchased 853,500 shares for cancellation at an average price per share of $45.35 for total cash consideration of $38.7. The amount paid to purchase subordinate voting shares has been charged to share capital at the average share capital amount per share outstanding of $1.6, with the remaining $37.1 charged to retained earnings.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2019	51,004,076	1.4	59,106,998	111.2	110,111,074	112.6
Purchase of subordinate voting shares	—	—	(853,500)	(38.7)	(853,500)	(38.7)
Excess of purchase price over average share capital amount	—	—	—	37.1	—	37.1
Exercise of stock options	—	—	375,328	1.4	375,328	1.4
Settlement of RSUs	—	—	3,550	—	3,550	—
Balance, as at September 29, 2019	51,004,076	1.4	58,632,376	111.0	109,636,452	112.4

Canada Goose Holdings Inc.	Page 25 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Share capital transactions for the two quarters ended September 30, 2018
Secondary offering
On June 21, 2018, the Company completed a secondary offering of 10,000,000 subordinate voting shares sold by the principal shareholders and a member of management. The Company received no proceeds from the sale of shares.
In connection with the secondary offering:

a)	The principal shareholders converted 9,900,000 multiple voting shares into subordinate voting shares, which were then sold to the public.

b)	One member of management exercised stock options to purchase 100,000 subordinate voting shares, which were then sold to the public.

c)	The Company incurred transaction costs for the secondary offering in the amount of $1.2 in the two quarters ended September 30, 2018 that are included in selling, general and administrative expenses.
The transactions affecting the issued and outstanding share capital of the Company are described below:

	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
Balance, as at March 31, 2018	70,894,076	1.9	37,497,549	104.2	108,391,625	106.1
Convert multiple voting shares to subordinate voting shares	(9,900,000)	(0.3)	9,900,000	0.3	—	—
Exercise of stock options	—	—	1,223,509	3.4	1,223,509	3.4
Balance, as at September 30, 2018	60,994,076	1.6	48,621,058	107.9	109,615,134	109.5
Note 15.    Share-based payments
The Company has issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Legacy Plan
Under the terms of the Legacy Plan, options were granted to certain executives of the Company which are exercisable to purchase subordinate voting shares. The options vest contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan. No new options will be issued under the Legacy Plan.

a)	Service-vested options
Service-vested options are subject to the executive’s continuing employment and generally are scheduled to vest 40% on the second anniversary of the date of grant, 20% on the third anniversary, 20% on the fourth anniversary and 20% on the fifth anniversary.

b)	Performance-vested and exit event options
Performance-vested options that are tied to an exit event are eligible to vest pro rata on the same schedule as service-vested options, but do not vest until the exit event has

Canada Goose Holdings Inc.	Page 26 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

occurred. All exit event conditions have been met, and no outstanding options are subject to exit event conditions.
Other performance-vested options vest based on measurable performance targets that do not involve an exit event. Performance-vested options are subject to the executive’s continued employment.
Omnibus Plan
Under the terms of the Omnibus Plan, options are granted to certain employees of the Company which are exercisable to purchase subordinate voting shares. The options vest over four years contingent upon meeting the service conditions of the Omnibus Plan, 25% on each anniversary of the date of grant.
Stock option transactions are as follows:

	For the two quarters ended
	September 29, 2019		September 30, 2018
	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$15.75	2,037,665	$4.71	3,647,571
Options granted to purchase shares	$59.46	547,059	$83.53	229,181
Options exercised	$2.25	(375,328)	$1.80	(1,223,509)
Options cancelled	$65.85	(16,969)	$6.17	(131,958)
Options outstanding, end of period	$28.58	2,192,427	$13.20	2,521,285

Canada Goose Holdings Inc.	Page 27 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

The following table summarizes information about stock options outstanding and exercisable at September 29, 2019:

	Options Outstanding		Options Exercisable
Exercise price	Number	Weighted average remaining life in years	Number	Weighted average remaining life in years
$0.02	303,145	4.6	303,145	4.6
$0.25	74,322	4.9	74,322	4.9
$1.79	229,532	5.4	96,194	5.5
$4.62	394,136	6.4	149,823	6.5
$8.94	133,332	7.3	53,328	7.3
$23.64	54,551	7.9	25,279	7.9
$30.73	184,863	7.7	89,876	7.7
$31.79	48,122	8.1	18,437	8.1
$41.50	12,128	8.4	3,032	8.4
$45.34	102,753	9.7	—	—
$51.71	7,143	9.9	—	—
$63.03	434,072	9.5	—	—
$71.73	7,075	9.4	—	—
$83.53	207,253	8.7	52,172	8.7
	2,192,427	7.3	865,608	6.0
Restricted share units
Under the Omnibus Plan, the Company has granted RSUs to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSUs transactions are as follows:

For the two quarters ended September 29, 2019
Number
RSUs outstanding, beginning of period	10,650
Granted	31,668
Settled	(3,550)
Cancelled	(942)
RSUs outstanding, end of period	37,826
Subordinate voting shares, to a maximum of 6,279,278 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Plan.

Canada Goose Holdings Inc.	Page 28 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Accounting for share-based awards
In the second and two quarters ended September 29, 2019, the Company recorded $2.1 and $4.0, respectively, as contributed surplus and compensation expense for the vesting of stock options and RSUs (second and two quarters ended September 30, 2018 - $1.2 and $1.6, respectively). Share-based compensation expense is included in selling, general and administrative expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	For the two quarters ended
	September 29, 2019	September 30, 2018
Weighted average stock price valuation	$59.46	$83.53
Weighted average exercise price	$59.46	$83.53
Risk-free interest rate	1.5%	1.83%
Expected life in years	5	5
Expected dividend yield	—%	— %
Volatility	40%	40%
Weighted average fair value of options issued	$18.19	$33.20
Fair value for RSUs is determined based on the market value of the subordinate voting shares at the time of grant. The weighted average fair value of the RSUs issued was $45.49 (September 30, 2018 - $77.47).
Note 16.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of the Board of Directors by incurring expenses for business services. During the second and two quarters ended September 29, 2019, the Company incurred expenses with related parties of $0.3 and $0.5, respectively (second and two quarters ended September 30, 2018 - $0.3 and $0.4, respectively) to companies related to certain shareholders. Net balances owing to related parties as at September 29, 2019 were $0.5 (September 30, 2018 - $0.1).
On November 1, 2018, a newly incorporated subsidiary of the Company, Baffin Limited ("Baffin"), acquired the business of Baffin Inc. (the "Baffin Vendor"). The controlling shareholder of the Baffin Vendor is employed as a member of key management subsequent to the acquisition. Transactions with the Baffin Vendor and other affiliates in connection with the acquisition and subsequently (including lease of premises and other operating costs) are related party transactions. With the initial application of IFRS 16, the Company has recognized a lease liability to the Baffin Vendor for the leased premises; the lease liability as at September 29, 2019 was $5.7. During the second and two quarters ended September 29, 2019, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $0.4 and $0.7, respectively. Furthermore, in connection with the acquisition of Baffin, $3.0 is payable to the Baffin Vendor on November 1, 2020 and is being charged to expense over two years.

Canada Goose Holdings Inc.	Page 29 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Note 17.    Financial instruments and fair value
Management assessed that the fair values of cash, trade receivables, and accounts payable and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
Derivative Financial Instruments
Foreign exchange risk in operating cash flows
The Company’s consolidated financial statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, inventory purchases and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Beginning in fiscal 2017, certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges with respect to expected activity in the 2018 fiscal year. The operating hedge program for the fiscal years ending March 29, 2020 and March 28, 2021 was initiated during the fourth quarter of the 2019 fiscal year.
During the second and two quarters ended September 29, 2019, unrealized gains in the fair value of derivatives designated as cash flow hedges in the amounts of $0.6 and $5.7, respectively (net of tax expense of $0.9 and $2.0, respectively) have been recorded in other comprehensive income (second and two quarters ended September 30, 2018 - unrealized gains of $1.3 and $0.1, respectively, net of tax expense of $0.4 and less than $0.1). During the second and two quarters ended September 29, 2019, unrealized gains of $0.2 and $1.8, respectively (second and two quarters ended September 30, 2018 - unrealized gains of $1.0 and $3.2, respectively) on forward exchange contracts that are not treated as hedges have been recognized in selling, general and administrative expenses in the statement of income. During the second and two quarters ended September 29, 2019, gains of $0.6 and $0.6, respectively, were reclassified from other comprehensive income to selling, general and administrative expenses (second and two quarters ended September 30, 2018 - gains of $0.8 and $0.9, respectively). During the second and two quarters ended September 29, 2019, gains of $0.3 and $0.3, respectively, were recorded in revenue and gains of $0.1 and $0.1, respectively, were recorded in inventories (second and two quarters ended September 30, 2018 - $nil).

Canada Goose Holdings Inc.	Page 30 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Foreign currency forward exchange contracts outstanding as at September 29, 2019 related to operating cash flows are:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	194.8	U.S. dollars
		€167.9	euros

Forward contract to sell Canadian dollars	US$	100.4	U.S. dollars
		€35.0	euros

Forward contract to purchase euros	CHF	3.7	Swiss francs
	CNY	741.1	Chinese yuan
		£52.8	British pounds sterling
	HKD	110.0	Hong Kong dollars
	SEK	10.0	Swedish krona

Forward contract to sell euros	CHF	20.3	Swiss francs
		£3.0	British pounds sterling
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
Foreign exchange risk on long-term debt
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments on its term loan denominated in U.S. dollars (note 13).
During the second and two quarters ended September 29, 2019, unrealized gains of $0.8 and $1.0, respectively, in the fair value of long-dated forward exchange contracts related to a portion of the term loan balance have been recognized in selling, general and administrative expenses in the statement of income (second and two quarters ended September 30, 2018 - an unrealized gain of $0.8 and an unrealized loss of $0.6, respectively). During the second and two quarters ended September 29, 2019, an unrealized gain of $1.1 and an unrealized loss of $0.2, respectively (net of tax expense of $0.2 and tax recovery of less than $0.1, respectively) on the cross-currency swap that is designated as a cash flow hedge have been recorded in other comprehensive income (second and two quarters ended September 30, 2018 - unrealized losses of $0.6 and $1.7, respectively, net of tax recoveries of $0.1 and $0.3). During the second and two quarters ended September 29, 2019, unrealized gains of $1.3 and $0.1, respectively, were reclassified from other comprehensive income to selling, general and administrative expenses as the periodic remeasurement of the term loan liability impacts net income (second and two quarters ended September 30, 2018 - unrealized gains of $0.9 and $2.4, respectively).
During the second and two quarters ended September 29, 2019, the Company has recognized in other comprehensive income unrealized gains of $1.5 and $1.4, respectively (net of tax expenses of $0.3 and $0.3, respectively) in the fair value of the euro-denominated cross-currency swap that is designated as a hedge of the Company's net investment in its European subsidiary (second and

Canada Goose Holdings Inc.	Page 31 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

two quarters ended September 30, 2018 - unrealized gains of $1.1 and $2.6, respectively, net of tax expenses of $0.4 and $0.9).
Fair Value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	September 29, 2019
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	34.2	—	—	34.2	34.2
Derivatives included in other current assets	—	11.3	—	11.3	11.3
Derivatives included in other long-term assets	—	4.6	—	4.6	4.6
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	3.9	—	3.9	3.9
Short-term borrowings	—	—	17.8	17.8	17.8
Derivatives included in other long-term liabilities	—	3.2	—	3.2	3.2
Revolving facility	—	—	177.7	177.7	179.4
Term loan	—	—	149.3	149.3	150.7
Lease liabilities	—	—	224.2	224.2	224.2

Canada Goose Holdings Inc.	Page 32 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	September 30, 2018
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	32.2	—	—	32.2	32.2
Derivatives included in other current assets	—	6.8	—	6.8	6.8
Derivatives included in other long-term assets	—	2.6	—	2.6	2.6
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	4.4	—	4.4	4.4
Derivatives included in other long-term liabilities	—	3.1	—	3.1	3.1
Revolving facility	—	—	124.3	124.3	125.8
Term loan	—	—	138.5	138.5	146.8

	March 31, 2019
	Level 1	Level 2	Level 3	Carrying value	Fair Value
	$	$	$	$	$
Financial assets
Cash	88.6	—	—	88.6	88.6
Derivatives included in other current assets	—	1.8	—	1.8	1.8
Derivatives included in other long-term assets	—	7.0	—	7.0	7.0
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	1.6	—	1.6	1.6
Derivatives included in other long-term liabilities	—	4.4	—	4.4	4.4
Revolving facility	—	—	—	—	—
Term loan	—	—	145.2	145.2	152.4
There were no transfers between the levels of the fair value hierarchy.

Canada Goose Holdings Inc.	Page 33 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Note 18.    Commitments and contingencies
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at September 29, 2019:

Contractual obligations	Q3 to Q4 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	134.5	—	—	—	—	—	—	134.5
Short-term borrowings	17.8	—	—	—	—	—	—	17.8
Revolving facility	—	—	—	—	—	179.4	—	179.4
Term loan	—	—	—	—	—	150.7	—	150.7
Note payable (note 16)	—	3.0	—	—	—	—	—	3.0
Interest commitments relating to borrowings (1)	7.3	14.4	14.4	14.4	14.4	6.6	—	71.5
Lease obligations	20.9	43.0	42.5	43.2	40.6	40.3	85.6	316.1
Pension obligation	—	—	—	—	—	—	2.2	2.2

(1)
Interest commitments are calculated based on the loan balance and the interest rate payable on short-term borrowings, the revolving facility and the term loan of 4.57%, 3.30% and 5.61%, respectively, as at September 29, 2019.

Note 19.    Selected cash flow information
Changes in non-cash operating items

	For the second quarter ended		For the two quarters ended
	September 29, 2019	September 30, 2018	September 29, 2019	September 30, 2018
	$	$	$	$
Trade receivables	(118.0)	(102.0)	(129.0)	(102.8)
Inventories	0.5	12.4	(98.9)	(61.6)
Other current assets	8.9	3.4	6.2	(1.2)
Accounts payable and accrued liabilities	27.0	1.8	8.2	(28.6)
Provisions	5.1	4.2	2.6	1.8
Deferred rent	—	0.9	(0.1)	1.5
Other	(0.6)	(0.5)	(0.7)	(0.5)
Change in non-cash operating items	(77.1)	(79.8)	(211.7)	(191.4)

Canada Goose Holdings Inc.	Page 34 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

Changes in liabilities and equity arising from financing activities

	Short-term borrowings and revolving facility	Term loan	Net derivative asset on terminated contracts	Lease liabilities	Share capital
	$	$	$	$	$
Balance as at March 31, 2019 (1)	(1.2)	145.2	(5.5)	—	112.6
Cash flows:
Borrowings	196.8	—	—	—	—
Transaction costs on financing activities	(0.6)	(1.4)	—	—	—
Subordinate voting shares purchased for cancellation	—	—	—	—	(38.7)
Principal paid on lease liabilities	—	—	—	(9.6)	—
Settlement of term loan derivative contracts	—	—	4.6	—	—
Exercise of stock options	—	—	—	—	0.8

Non-cash items:
Amortization of debt costs
Discount	—	0.1	—	—	—
Interest rate modification	—	0.1	—	—	—
Deferred transaction costs	0.2	0.1	—	—	—
Acceleration of unamortized costs on term loan extinguishment	—	7.0	—	—	—
Unrealized foreign exchange (gain) loss	0.3	(1.8)	0.9	—	—
IFRS 16 initial application (notes 3 and 6)	—	—	—	150.8	—
Additions and amendments to lease liabilities (note 6)	—	—	—	83.0	—
Share purchase charge to retained earnings	—	—	—	—	37.1
Contributed surplus on exercise of stock options	—	—	—	—	0.6
Balance as at September 29, 2019	195.5	149.3	—	224.2	112.4
(1) Deferred transaction costs on the revolving facility are included in other long-term liabilities.

Canada Goose Holdings Inc.	Page 35 of 36

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Revolving facility	Term loan	Share capital
	$	$	$
Balance as at March 31, 2018 (1)	(1.7)	137.1	106.1
Cash flows:
Borrowings on revolving facility	124.9	—	—
Exercise of stock options	—	—	2.2

Non-cash items:
Amortization of debt costs
Discount	—	0.4	—
Embedded derivative	—	0.1	—
Interest rate modification	—	0.6	—
Deferred transaction costs	0.2	0.2	—
Unrealized foreign exchange loss	0.9	0.1	—
Contributed surplus on exercise of stock options	—	—	1.2
Balance as at September 30, 2018	124.3	138.5	109.5
(1) Deferred transaction costs on the revolving facility are included in other long-term liabilities.

Canada Goose Holdings Inc.	Page 36 of 36